SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________
FORM 11-K
____________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number 1-9853
____________________________

EMC Corporation 401(k) Savings Plan
(Full title of the Plan)
EMC Corporation
(Name of issuer of the securities held pursuant to the Plan)
176 South Street, Hopkinton, Massachusetts 01748
(Address of principal executive office)

EMC Corporation 401(k) Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2012 and 2011

EMC Corporation 401(k) Savings Plan
Index to Financial Statements and Supplemental Schedule

*
Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because such schedules are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
EMC Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the EMC Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2012 and December 31, 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
June 19, 2013

EMC Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets
Investments at fair value:
Common collective trusts (Note 2)	$519,708,229	$408,973,825
Mutual funds	2,290,580,215	1,913,054,554
EMC Stock Fund:
EMC Corporation common stock	106,399,277	87,803,791
Interest bearing cash	835,585	1,049,375
Total EMC Stock Fund	107,234,862	88,853,166
Total Investments	2,917,523,306	2,410,881,545

Receivables:
Employer contributions	295,306	1,291,627
Participant contributions	5,134,968	4,635,126
Notes from participants	40,775,384	36,942,650
Total Receivables	46,205,658	42,869,403

Net assets available for benefits, at fair value	2,963,728,964	2,453,750,948

Adjustment from fair value to contract value for interest in the common collective trust relating to fully benefit-responsive investment contracts	(3,392,424)	(2,847,825)

Net assets available for benefits	$2,960,336,540	$2,450,903,123

The accompanying notes are an integral part of these financial statements.

EMC Corporation 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2012

2012
Additions:
Net appreciation of investments:
Mutual funds	$229,876,051
Common collective trusts	38,838,778
EMC Corporation Stock Fund	15,851,129
Total net appreciation of investments	284,565,958

Dividends and interest	63,370,458

Contributions:
Employer contributions	62,124,550
Participant contributions	229,612,237
Participant rollovers from other qualified plans	31,561,853
Total contributions	323,298,640

Total additions	671,235,056

Deductions:
Benefits paid to participants	(161,779,608)
Administrative expenses	(72,979)
Total deductions	(161,852,587)

Increase in net assets available for benefits prior to net transfer	509,382,469
Net transfers into the Plan	50,948
Net increase	509,433,417

Net assets available for benefits:
Beginning of year	2,450,903,123

End of year	$2,960,336,540

The accompanying notes are an integral part of these financial statements.

EMC Corporation 401(k) Savings Plan
Notes to Financial Statements

1.    Description of the Plan

The following description of the EMC Corporation 401(k) Savings Plan, as amended (the “Plan”), provides only general information. Participants should refer to the Plan and the summary plan description for a more complete description of the Plan's provisions.

General

The Plan is a contributory defined contribution plan established January 1, 1983 for the purpose of providing an opportunity for retirement income and increased savings to the employees of EMC Corporation (the “Company”). Plan assets acquired under the Plan as a result of contributions, investment income, and other additions to the Plan are administered for the exclusive benefit of the participants and their beneficiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Retirement Plans Committee serves as the “Plan administrator” and “named fiduciary” under the Plan. Fidelity Management Trust Company serves as the trustee for the Plan (the “Trustee”).

Eligibility

In general, all U.S. employees of the Company are eligible to participate in the Plan, and may begin participation on the earliest administratively practicable payroll date following enrollment. The Plan includes an automatic enrollment feature for all new employees. The Plan also includes an automatic increase feature into which participants may opt.

Contributions

During 2012 and 2011, participants could elect to contribute between 1% and 50% of their eligible compensation on a pre-tax basis while participating in the Plan. Participants may also contribute amounts representing distributions from other qualified plans.

The Company matches participants' pre-tax employee contributions up to 6% of eligible compensation, not to exceed $750 per quarter. The employer match is paid each bi-weekly pay period.

Discretionary Company profit sharing contributions may be made as determined by the Company's Board of Directors. To be eligible for an allocation of discretionary Company profit sharing contributions, a participant must have completed at least 1,000 hours of service during the Plan year and be employed by the Company on the last day of the Plan year. During 2012, the Company did not make any discretionary profit sharing contributions.

Contributions are subject to certain limitations under the Internal Revenue Code of 1986, as amended (the “Code”). In addition to the general contribution limitations under the Code, participants age 50 or over or who attained age 50 by the end of the Plan year, are eligible to contribute up to an additional $5,500 to the Plan in each of 2012 and 2011.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution, an allocation of the profit sharing contributions and Plan earnings and is debited with applicable expenses. The benefit to which a participant is entitled is the benefit that can be provided

EMC Corporation 401(k) Savings Plan
Notes to Financial Statements

from the participant's vested account. All participant accounts are invested in the various investment options made available from time to time under the Plan for such purpose. On a daily basis, participants have the opportunity to give instructions to the Plan's Trustee as to the investment of contributions among the available investment options, subject to allocation rules, which may be prescribed by the Company. No more than 30% of pre-tax employee contributions and no more than 30% of matching contributions may be invested in the EMC Stock Fund as determined at the time of allocation. Participants may direct that amounts held in the participant's account be reallocated at any time provided that such reallocation would not result in more than 30% of the participant's account being invested in the EMC Stock Fund as determined at the time of allocation.

Vesting and Forfeiture

All participants are immediately vested 100% in their voluntary contributions, rollover contributions and the investment earnings arising from these contributions. In addition, participants hired by the Company prior to January 1, 2009 are immediately vested 100% in the Company matching contributions plus the investment earnings arising from these contributions. Effective January 1, 2009, all new participants vest in Company matching contributions based on the number of years of continuous service as follows:

Years of Service	Vested Percentage
Less than 1 year	—%
1 year but less than 2	33 1/3%
2 years but less than 3	66 2/3%
3 years or more	100%

Company profit sharing contributions are subject to a vesting schedule based on the number of years of continuous service as follows:

Years of Service	Vested Percentage
Less than 1 year	—%
1 year but less than 2	25%
2 years but less than 3	50%
3 years but less than 4	75%
4 years or more	100%

Participants' interest in their accounts shall become 100% vested and nonforfeitable without regard to their credited years of service if they are employed by the Company on or after age 59½, incur a permanent and total disability or die while employed by the Company.

If a participant who is not fully vested terminates employment with the Company, the participant shall be entitled to the vested portion of his or her account. If at any time prior to incurring a five-year period of severance the participant is reemployed by the Company, amounts previously forfeited shall be recredited to the participant's account. A participant who forfeits a portion of his or her account but is reemployed after the expiration of the five-year period of severance is not entitled to restoration of forfeited amounts. Upon termination, non-vested portions of a participant's account are forfeited and applied first to the recredit of accounts of participants reemployed within five years, then the payment of Plan expenses and then towards matching contributions. As of December 31,

EMC Corporation 401(k) Savings Plan
Notes to Financial Statements

2012 and 2011, the unallocated participant forfeiture balance was $1,506,919 and $571,474, respectively. During the Plan year, $126,649 of forfeitures were applied to the Company contributions or recredited to participant accounts.

Payment of Benefits

Benefits are payable at age 59½, death, separation from service, or proven hardship in a lump-sum distribution. In any event, payment of benefits must commence not later than the April 1 following the calendar year during which the participant's employment terminates or the participant reaches age 70½, whichever is later. However, a 5% owner of the Company will be required to begin receiving minimum distributions from his or her account by the April 1 following attainment of age 70½ regardless of whether he or she has terminated employment at that time.

Notes from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the participant's vested account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates ranged from 3.25%-10.25% at December 31, 2012 and 2011. Principal and interest are paid ratably through payroll deductions while employed and by check after termination of employment. Participant loans are classified as notes from participants in the statements of net assets available for benefits and are measured at their unpaid principal balance plus any accrued but unpaid interest. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan and to discontinue contributions at any time. The Plan administrator, upon termination, shall cause the assets of the Plan to be allocated as described in the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

EMC Corporation 401(k) Savings Plan
Notes to Financial Statements

Investment Valuation and Income Recognition

All investments are recorded at fair value in the financial statements. For information related to the Plan's valuation methodologies, see Note 3 of these financial statements.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through collective trusts. As required by the authoritative guidance, the statements of net assets available for benefits presents the fair value of the investment in collective trusts as well as the adjustment of the investments in the collective trusts from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The Plan presents in the statement of changes in net assets available for benefits net appreciation (depreciation) in the fair value of its investments, which consists of realized gains (losses), and unrealized appreciation (depreciation) on investments. The cost of investments is determined on the average cost basis in calculating realized gains (losses).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses of the Plan

Certain administrative expenses, including legal and participant accounting, are charged to and paid by the Company. Certain other administrative expenses, such as recordkeeping fees, are paid by the Plan. There are also certain fees incurred outside of the Plan taken into account in the net asset value of the investment funds.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820) - Fair Value Measurement (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. The Plan adopted this standard for the year ended December 31, 2012 and there was no impact to the Plan's financial statements and related disclosures.

EMC Corporation 401(k) Savings Plan
Notes to Financial Statements

3.	Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last is considered unobservable, that may be used to measure fair value:

•	Level 1 - Quoted prices in active markets for identical assets or liabilities;

•
Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

•	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the Plan's valuation methodologies applied to all assets and liabilities measured at fair value. The Plan has an established and well-documented process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon valuation models that primarily use, as inputs, market-based or independently-sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices and credit curves. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined above in the fair value hierarchy).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Assets and Liabilities

EMC Stock Fund
EMC Corporation common stock is valued daily at the closing price reported on the New York Stock Exchange Composite Transaction Tape and is classified within Level 1 of the valuation hierarchy. Also included in the EMC Stock Fund is interest bearing cash, which is reported at fair value and is classified within Level 1 of the valuation hierarchy.

EMC Corporation 401(k) Savings Plan
Notes to Financial Statements

Common collective trusts
Common collective trusts are comingled pools of investments, not mutual funds, with the objective of preserving principal while earning interest income. Common collective trusts are valued at the net asset value (“NAV”) representing the value of which shares may be purchased or redeemed. The beneficial interest in the net assets of the trust is represented by units. Issues and redemption of units are recorded, upon receipt of the unit holder's instruction in good order, based on the next determined net asset value per unit. Net asset value per unit is determined each business day. Common collective trusts are classified within Level 2 of the valuation hierarchy.

Registered investment companies (mutual funds)
These investments are public investment vehicles valued using the NAV provided by the administrator of the fund and calculated daily at the close of business on the New York Stock Exchange. The NAV is based on the value of the underlying asset owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Investments in mutual funds are classified within Level 1 of the valuation hierarchy.

The following tables present the financial instruments carried at fair value as of December 31, 2012 and 2011, by caption on the statements of net assets available for benefits and valuation hierarchy (as described above).

As of December 31, 2012	Level 1	Level 2	Total
Interest bearing cash	$835,585	$—	$835,585
EMC Corporation common stock	106,399,277	—	106,399,277
Mutual funds:
Growth funds	948,321,036	—	948,321,036
Capital funds	390,385,029	—	390,385,029
Index funds	408,600,132	—	408,600,132
Capital preservation funds	311,153,281	—	311,153,281
Blend funds	128,156,813	—	128,156,813
Balanced funds	103,963,924	—	103,963,924
Total mutual funds	2,290,580,215	—	2,290,580,215

Common collective trusts:
Stable value funds	—	125,090,748	125,090,748
Other common collective trusts	—	394,617,481	394,617,481
Total common collective trusts	—	519,708,229	519,708,229
Total investments	$2,397,815,077	$519,708,229	$2,917,523,306

EMC Corporation 401(k) Savings Plan
Notes to Financial Statements

As of December 31, 2011	Level 1	Level 2	Total
Interest bearing cash	$1,049,375	$—	$1,049,375
EMC Corporation common stock	87,803,791	—	87,803,791
Mutual funds:
Growth funds	800,871,052	—	800,871,052
Capital funds	338,896,158	—	338,896,158
Index funds	343,144,295	—	343,144,295
Capital preservation funds	238,993,204	—	238,993,204
Blend funds	104,338,758	—	104,338,758
Balanced funds	86,811,087	—	86,811,087
Total mutual funds	1,913,054,554	—	1,913,054,554

Common collective trusts:
Stable value funds	—	117,210,497	117,210,497
Other common collective trusts	—	291,763,328	291,763,328
Total common collective trusts	—	408,973,825	408,973,825
Total investments	$2,001,907,720	$408,973,825	$2,410,881,545

Other Plan Investments Disclosures

The fair values of individual investments that represented 5% or more of the Plan's net assets available for benefits at December 31, 2012 and 2011 were as follows:

	December 31,
	2012	2011
Mutual funds:
Fidelity Contrafund	$432,544,307	$181,250,726
T. Rowe Price Mid Cap Growth Fund	227,715,857	174,454,094
Pimco Total Return Fund	221,577,297	176,124,152
T. Rowe Price Value Fund	211,377,744	179,765,955
American Funds EuroPacific Growth Fund	172,890,636	147,424,110
Spartan 500 Index Institutional Fund	155,142,315	123,363,997
Fidelity Institutional Money Market Fund	146,119,269	140,430,304
American Funds Growth Fund of America	—	183,332,746

4.	Tax Status of the Plan

The Internal Revenue Service (“IRS”) has determined by a letter dated July 2, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable sections of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. There are currently no audits of the Plan for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

5.    Related Party Transactions

The Plan invests in common stock of the Company and transactions in this common stock are related party transactions. During the year ended December 31, 2012, the Plan purchased shares of the common stock at an aggregate value of $22,481,357 and sold shares of the common stock at an aggregate value of $19,873,043.

Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research Company ("FMR"). FMR is a related party to Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management and recordkeeping services amounted to $72,979 for the year ended December 31, 2012. Notes from participants also qualify as party-in-interest transactions.

6.    Risks and Uncertainties

The Plan provides various investment options. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the risks associated with investment securities, it is possible that the value of investment securities will change and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

7.    Subsequent Events

Effective January 1, 2013, the Plan was amended to allow for Roth elective deferrals. Participants may elect to make salary deferral contributions on an after-tax basis, subject to certain limitations defined by the Plan. These contributions are designated as Roth elective deferral contributions or after-tax contributions by the participant. These contributions are eligible for the Company matching contribution and are subject to certain limitations under the Code.

Management has evaluated the events and transactions that have occurred through the date the financial statements were available to be issued, and noted no items requiring adjustment of the financial statements or additional disclosures.

EMC Corporation 401(k) Savings Plan
Form 5500, "Schedule H, line 4i - Schedule of Assets (Held at End of Year)"
Year Ended December 31, 2012

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of investment including maturity date, rate of interest, collateral, par or maturity value.	Units Held	Cost	Current Value
	Common Collective Trusts
*	Fidelity	Managed Income Portfolio Fund	121,698,324	**	$121,698,324
*	Pyramis	Index Lifecycle 2000 Comingled Pool	919,487	**	10,491,342
*	Pyramis	Index Lifecycle 2005 Comingled Pool	113,927	**	1,309,019
*	Pyramis	Index Lifecycle 2010 Comingled Pool	996,636	**	11,720,445
*	Pyramis	Index Lifecycle 2015 Comingled Pool	1,646,020	**	19,060,907
*	Pyramis	Index Lifecycle 2020 Comingled Pool	5,974,436	**	66,853,942
*	Pyramis	Index Lifecycle 2025 Comingled Pool	3,889,546	**	43,796,287
*	Pyramis	Index Lifecycle 2030 Comingled Pool	8,137,063	**	87,147,944
*	Pyramis	Index Lifecycle 2035 Comingled Pool	4,661,063	**	50,013,203
*	Pyramis	Index Lifecycle 2040 Comingled Pool	5,031,647	**	53,285,138
*	Pyramis	Index Lifecycle 2045 Comingled Pool	2,356,615	**	25,003,690
*	Pyramis	Index Lifecycle 2050 Comingled Pool	2,303,952	**	24,237,573
*	Pyramis	Index Lifecycle 2055 Comingled Pool	158,395	**	1,697,991
		Total Common Collective Trusts			516,315,805
	Mutual Funds
*	Fidelity	Puritan Fund	5,358,965	**	103,963,924
*	Fidelity	Institutional Money Market Fund	146,119,267	**	146,119,267
*	Fidelity	Contrafund	5,580,497	**	432,544,307
*	Fidelity	Low Priced Stock Fund	3,246,942	**	128,156,813
*	Fidelity	Spartan Extended Market Index Fund	926,226	**	36,965,668
*	Fidelity	Spartan 500 Index Institutional Fund	3,072,734	**	155,142,315
*	Fidelity	Small-Cap Stock Fund	4,434,304	**	80,216,564
	American	Europacific Growth Fund	4,198,413	**	172,890,636
	American	Washington Mutual Investors Fund	1,993,326	**	62,211,705
	T. Rowe Price	Mid-Cap Growth Fund	7,441,695	**	227,715,857
	T. Rowe Price	Value Fund	8,012,803	**	211,377,744
	Pimco	Total Return Fund	19,713,283	**	221,577,297
	Pimco	High Yield Fund	9,292,115	**	89,575,984
	Franklin Templeton	Foreign Fund	2,701,966	**	52,958,533
	Goldman Sachs	Mid-Cap Value Fund	2,514,399	**	98,790,721
	Vanguard	REIT Index Fund	4,876,845	**	70,372,880
		Total Mutual Funds			2,290,580,215
*	EMC Corporation	Common Stock	4,205,505	**	106,399,277
*	EMC Corporation	Interest Bearing Cash	835,585	**	835,585
		Total EMC Stock Fund			107,234,862
*	Participants	Participant loans (interest rate range: 3.25%-10.0%)		**	40,775,384
		Total			$2,954,906,266
*    Party-in-interest.
**    Cost information is not required for participant directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMC CORPORATION 401(k) SAVINGS PLAN

By:	EMC Corporation Retirement Plans Committee, Plan Administrator

By:	/s/ Paul T. Dacier
Paul T. Dacier
Chair of the EMC Corporation Retirement Plans Committee
Date:    June 19, 2013

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm